United States Securities and Exchange Commission
Washington, DC 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 001-00815
DuPont Powder Coatings USA, Inc.
Profit Sharing Plan
(Full title of Plan)
E. I. du Pont de Nemours and Company
1007 Market Street
Wilmington, Delaware 19898
(Name and address of principal executive office of issuer)

SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, the Administrative Committee formed under the DuPont Powder Coatings USA, Inc. Profit Sharing Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

DuPont Powder Coatings USA, Inc. Profit Sharing Plan Dated: June 29, 2009
/s/ William Rising
William Rising
Vice President, Finance

DuPont Powder Coatings USA, Inc. Profit Sharing Plan
Index to Financial Statements and Supplemental Schedule

*	Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
DuPont Powder Coatings USA, Inc. Profit Sharing Plan
In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of DuPont Powder Coatings USA, Inc. Profit Sharing Plan (the “Plan”) at December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) and Schedule of Delinquent Participant Contributions and Loan Payments are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/S/ PRICEWATERHOUSECOOPERS LLP
Philadelphia, Pennsylvania
June 29, 2009

DuPont Powder Coatings USA, Inc. Profit Sharing Plan
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007
Assets:
Investments at fair value:
Common/collective trust funds	$16,562,376	$25,250,934
Mutual funds	8,296,602	10,736,522
Company stocks	401,066	434,575
Participant loans	2,082,970	2,096,293

Total investments	27,343,014	38,518,324

Receivables:
Participants’ contributions	—	20,301
Employer’s contributions	239,934	584,953
Dividends and interest	3,733	3,545

Total receivables	243,667	608,799

Cash	240	1,156

Total Assets:	27,586,921	39,128,279

Liabilities:
Accounts payable	—	20,836

Net assets available for benefits, at fair value	27,586,921	39,107,443

Adjustment from fair value to contract value for interest in common/collective trusts relating to fully benefit-responsive investment contracts	323,857	18,183

Net assets available for benefits	$27,910,778	$39,125,626

The accompanying notes are an integral part of these financial statements.

DuPont Powder Coatings USA, Inc. Profit Sharing Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2008 and 2007

	2008	2007
Additions:
Investment income:
Net appreciation in fair value of investments	$—	$1,128,233
Interest income	151,946	130,635
Dividend income	596,630	992,902

Total investment income	748,576	2,251,770

Contributions:
Participants’ contributions	1,163,694	1,258,555
Employer’s contributions	796,717	1,151,795

Total contributions	1,960,411	2,410,350

Total additions	2,708,987	4,662,120

Deductions:
Net depreciation in fair value of investments	11,256,988	—
Benefits paid to participants	2,604,191	2,623,087
Administrative expenses (net)	62,656	71,749

Total deductions	13,923,835	2,694,836

Net (decrease) increase	(11,214,848)	1,967,284

Net assets available for benefits:
Beginning of period	39,125,626	37,158,342

End of period	$27,910,778	$39,125,626

The accompanying notes are an integral part of these financial statements.

DuPont Powder Coatings USA, Inc. Profit Sharing Plan
Notes to Financial Statements
December 31, 2008 and 2007
NOTE 1 — DESCRIPTION OF THE PLAN
The following description of the DuPont Powder Coatings USA, Inc. Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan is available to eligible employees of DuPont Powder Coatings USA, Inc. (the “Company”), a wholly owned subsidiary of E. I. du Pont de Nemours and Company (“DuPont”).
All employees of the Company are eligible to participate except any employee whose compensation and conditions of employment are covered by a collective bargaining agreement to which the Company is a party unless the agreement calls for the employee’s participation in the Plan or an employee whose services are leased from another company.
For purposes of employee contributions and compliance contributions, participation begins the first day of the next payroll period after the date an employee completes one hour of service. For purposes of Company match and Company profit sharing contributions, participation begins on the first day of the next payroll period after the date an employee completes a 12 month eligibility period in which the employee is credited with at least 1,000 hours of service during that period. Each participant who was an eligible employee at any time during the period, even if such employee did not work 1,000 hours, will receive the compliance contribution.
The designated trustee of the Plan is Merrill Lynch Trust, FSB (“Merrill Lynch”).
Contributions
Each year, participants may contribute between 1 percent and 15 percent of their eligible earnings, as defined by the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. A participant may change their deferral contribution election four times a year. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributions consist of (a) compliance contributions equal to 3 percent of eligible compensation, (b) matching contributions equal to 100 percent of the first 3 percent of eligible earnings that a participant contributes, and (c) profit sharing contributions equal to 10 percent of the Company’s net profit for the Plan year less compliance and matching contributions made for the year. Contributions to the Plan are subject to certain limitations.
Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers eight mutual funds, four common/collective trust funds and company stocks as investment options for participants.

DuPont Powder Coatings USA, Inc. Profit Sharing Plan
Notes to Financial Statements
December 31, 2008 and 2007
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balance, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in the portion of their accounts contributed by them, the Company’s compliance contribution and in the earnings on such contributions. A participant’s vested interest in the Company’s matching and profit sharing contributions and the related earnings are determined using the following table:

Years of Service	Vested Percent
1 — 2	20%
2 — 3	40%
3 — 4	60%
4 — 5	80%
5 or more	100%
One full year of service is defined as a twelve-month period of employment. A participant also becomes 100 percent vested upon normal retirement age (age 59 1/2), death, and termination of employment due to disability.
Participant Loans
Participants may borrow from their vested accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined by the Plan administrator. The loans are executed by promissory notes and have a minimum term of 1 year and a maximum term of 5 years, except for loans made to purchase a primary residence, which have a maximum term of 10 years. At December 31, 2008, the rates ranged from 5 percent to 10.5 percent. Principal and interest are paid ratably through payroll deductions.
Payment of Benefits
On termination of services due to death, disability or retirement, participants may elect to receive the value of their vested balances, in accordance with the provisions of the Plan, in a lump-sum distribution, partial distribution, or installments payments. In-service withdrawals may be made under certain conditions as permitted by the Plan.

DuPont Powder Coatings USA, Inc. Profit Sharing Plan
Notes to Financial Statements
December 31, 2008 and 2007
Forfeited Accounts
Forfeitures of the Company matching and profit sharing contributions may occur if a participant terminates or withdraws his or her contributions prior to the full vesting period. These forfeitures may be used to restore accounts, as defined in the Plan, to pay administrative expenses or may decrease the amount of profit sharing contributions. At December 31, 2008 and 2007, forfeited non-vested accounts totaled $359,834 and $437,855, respectively. Forfeited accounts were used to pay for administrative expenses of the Plan totaling $56,060 and $54,278 for the years ended December 31, 2008 and 2007, respectively.
Administrative Expenses
Reasonable expenses of administering the Plan, at the election of the Company, may be paid by the Plan. For the years ended December 31, 2008 and 2007, the Plan paid $62,656 and $71,749, respectively, in administrative expenses, including audit and various recordkeeping fees. Brokerage fees, transfer taxes, investment fees and other expenses incident to the purchase and sale of securities and investments shall be included in the cost of such securities or investments or deducted from the sales proceeds.
NOTE 2 — SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.
As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies subject to the AICPA Investment Company Audit Guide and Defined Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. This applies even when the contracts are not held directly by the Plan but are underlying assets in Common/collective trust (“CCT”) investments held by the Plan. However, contract value is the relevant measurement of net assets available for benefits in a defined contribution plan that holds fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the interest in CCT’s relating to fully benefit-responsive investment contracts with an adjustment to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the financial statements and accompanying notes. Actual results could differ from those estimates and differences could be material.

DuPont Powder Coatings USA, Inc. Profit Sharing Plan
Notes to Financial Statements
December 31, 2008 and 2007
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Shares of registered investment companies (“mutual funds”) are valued at the net asset value of shares held by the Plan at year end. Shares of CCT’s are valued at net unit value as determined by the trustee at year end. Company stocks are valued at the year end unit closing price (defined as the year end market price of common stock plus uninvested cash position). Participant loans are valued at their outstanding balances, which approximate fair value.
The Plan holds shares of CCT’s that have investments in fully benefit-responsive investment contracts. For purposes of the Statement of Net Assets Available for Benefits, these CCT’s are stated at fair value. As provided in the FSP, an investment contract is generally required to be valued at fair value, rather than contract value, to the extent it is fully benefit-responsive. The fair value of such investment contracts held by the CCT’s are determined using the market price of the underlying securities and the value of the investment contract.
Purchases and sales of investments are recorded on a trade-date basis. Realized gains and losses on the sale of DuPont company stocks are based on average cost of the securities sold. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.
Payment of Benefits
Benefits are recorded when paid.
Accounting Standard Issued Not Yet Adopted
In March 2008, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133” (“SFAS 161”). Effective for fiscal years beginning after November 15, 2008, the new standard requires enhanced disclosures about derivative and hedging activities that are intended to better convey the purpose of derivative use and the risks managed. SFAS 161 will not affect the Plan’s net assets available for benefits or changes in net assets available for benefits. The new standard solely affects the disclosure of information.

DuPont Powder Coatings USA, Inc. Profit Sharing Plan
Notes to Financial Statements
December 31, 2008 and 2007
NOTE 3 — INVESTMENTS
The following table presents investments that represent 5% or more of the net assets available for benefits as of December 31, 2008 and 2007.

	2008	2007
Merrill Lynch Equity Index Trust Tier 6	$12,357,530	$20,827,013
The Oakman Equity & Income Fund	2,875,935	3,003,489
Merrill Lynch Retirement Preservation Trust	2,329,906	2,020,288
Merrill Lynch Retirement Reserves Fund	1,762,304	1,432,143	*
Pimco Total Return Fund	1,886,361	1,870,989	*
Participant Loans	2,082,970	2,096,293

*	Investment represents less than 5 percent of the net assets as of December 31, 2007.
During the years ended December 31, 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2008	2007
Common/collective trust funds	$(7,773,764)	$1,159,148
Mutual funds	(3,276,768)	14,065
Company stocks	(206,456)	(44,980)

Net (depreciation) appreciation in fair value of investments	$(11,256,988)	$1,128,233

NOTE 4 — FAIR VALUE MEASUREMENTS
On January 1, 2008 the Plan adopted SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are described below:
Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2 — Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly. Inputs on assets and liabilities with contractual terms must be observable for substantially the full contract term;
Level 3 — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

DuPont Powder Coatings USA, Inc. Profit Sharing Plan
Notes to Financial Statements
December 31, 2008 and 2007
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Fair value calculations may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following presents the Plan’s financial instruments carried at fair value on a recurring basis by the SFAS 157 fair value hierarchy levels described above:

	Investments at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total Fair Value
Assets:
Common/ collective trusts	$—	$16,562,376	$—	$16,562,376
Mutual funds	8,296,602	—	—	8,296,602
Company stocks	401,066	—	—	401,066
Participant loans	—	—	2,082,970	2,082,970

Total Assets	$8,697,668	$16,562,376	$2,082,970	$27,343,014

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 investment assets for the year ended December 31, 2008:

	As of December 31, 2008
		Sales, Issuances,
		Maturities,
	Beginning Fair	Settlements,	Ending Fair
	Value	Calls, Net	Value
Participant loans	2,096,293	(13,323)	2,082,970

Total	$2,096,293	$(13,323)	$2,082,970

DuPont Powder Coatings USA, Inc. Profit Sharing Plan
Notes to Financial Statements
December 31, 2008 and 2007
NOTE 5 — TAX STATUS
The Plan is a qualified plan pursuant to Section 401(a) of the Internal Revenue Code (the “IRC”) and the related trust is exempt from federal taxation under Section 501(a) of the Code. A favorable tax determination letter from the Internal Revenue Service dated July 16, 2003 covering the Plan and amendments through February 25, 2002 has been received by the Plan. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and operated in accordance with the applicable requirements of the IRC. Accordingly, no provision has been made for federal income taxes in the accompanying financial statements.
NOTE 6 — RELATED PARTY TRANSACTIONS
Certain Plan investments are shares of mutual funds and units of common/collective trust funds managed by Merrill Lynch, the Trustee. In addition, the Plan offers DuPont company stocks as an investment option. At December 31, 2008, the Plan held 15,852.3929 shares of DuPont common stock valued at $401,066. At December 31, 2007 the Plan held 9,856.5389 shares of DuPont common stock valued at $434,575. The Plan purchased $238,913 and $166,433 of stock during the years ended December 31, 2008 and 2007, respectively. The Plan sold $65,966 and $165,759 of stock during the years ended December 31, 2008 and 2007, respectively. Transactions in these investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules of ERISA.
NOTE 7 — PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in the Company matching and profit sharing contributions.

DuPont Powder Coatings USA, Inc. Profit Sharing Plan
Notes to Financial Statements
December 31, 2008 and 2007
NOTE 8 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 and 2007 to the Form 5500:

	December 31,
	2008	2007
Net assets available for benefits per the financial statements	$27,910,778	$39,125,626
Adjustment from contract value to fair value for interest in common/collective trust relating to fully benefit-responsive investment contracts	(323,857)	(18,183)

Net assets available for benefits per the Form 5500	$27,586,921	$39,107,443

The following is a reconciliation of CCT loss per the financial statements for the year ended December 31, 2008 to the Form 5500:

December 31,
2008
Net loss from Common/collective trusts included in the financial statements	$(7,641,382)
2008 adjustment from contract value to fair value for fully benefit-responsive investment contracts	(323,857)
2007 adjustment from contract value to fair value for fully benefit-responsive investment contracts	18,183

Net loss from Common/collective trusts per the Form 5500	$(7,947,056)

NOTE 9 — RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Supplemental Schedules

DuPont Powder Coatings USA, Inc. Profit Sharing Plan	Schedule I
Schedule of Assets (Held at End of Year) as of December 31, 2008
Form 5500 Schedule H, Part IV, line i

(a)	(b)	(c)	(d)	(e)
				Current
	Identity of Issue	Description of Investment	Cost	Value
*	Merrill Lynch Equity Index Trust Tier 6	Common/Collective Trusts	**	$12,357,530
*	Merrill Lynch International Index Trust	Common/Collective Trusts	**	436,493
*	Merrill Lynch Retirement Reserves Fund	Common/Collective Trusts	**	1,762,304
*	Merrill Lynch Retirement Preservation Trust	Common/Collective Trusts	**	2,006,049

	Total common/collective trust			16,562,376

	Thornburg International Value Fund	Registered Investment Company	**	612,903
	The Oakmark Equity & Income Fund	Registered Investment Company	**	2,875,935
	American Century Small Company Fund	Registered Investment Company	**	185,421
	American Amcap Fund	Registered Investment Company	**	1,279,524
	CRM Midcap Value Fund	Registered Investment Company	**	651,579
	Pimco Total Return Fund	Registered Investment Company	**	1,886,361
	Lazard International Smallcap Portfolio	Registered Investment Company	**	128,073
	Van Kampen Comstock Fund	Registered Investment Company	**	676,806

	Total mutual funds			8,296,602

*	DuPont Company Stock Fund	Company stocks	**	401,066

*	Participant loans	5% to 10.50%
		Maturing from
		January 2009 — January 2014	**	2,082,970

	Total Assets			$27,343,014

*	Party-in-interest

**	Cost not required for participant directed investments

DuPont Powder Coatings USA, Inc. Profit Sharing Plan Schedule of Delinquent Participant Contributions and Loan Payments Form 5500, Schedule H, Part IV, Line 4a For the Year Ended December 31, 2008	Schedule II
Employer Identification Number: 51-0014090
Plan Number: 002
Form: 5500

		(b)	(c)
		Participant Contributions	Total that Consitute
(a)	(b)	Transferred Late to	Nonexempt Prohibited
Year	Description	Plan	Transactions

2008	Late remittance of employee contributions	$7,235.55	$7,235.55 *

*	Note: All delinquent contributions plus interest have been remitted to the trust.